April 5, 2012

VIA EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                Alexandria Real Estate Equities, Inc.

Form 10-K for Year Ended December 31, 2011

Filed February 21, 2012

File No. 1-12993

Dear Mr. Gordon:

This letter is submitted in response to your letter dated March 8, 2012, to Mr. Joel S. Marcus, Chief Executive Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For convenience of reference, each of the following comments contained in the letter dated March 8, 2012, is reprinted below in italics followed by our response.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 46

Core Operations, page 47

Comment 1

We note your disclosure of projected net operating income for the three months ended December 31, 2012, and your projections regarding sources and uses of capital on page 69. Please revise in future filings to include all of the disclosures required by Item 10(b)(3)(i) of Regulation S-K or tell us how you have complied with these requirements.

Response to Comment 1

In future filings, we will include all of the disclosures required by Item 10(b)(3)(i) of Regulation S-K.  As an illustration of the disclosure approach we expect to take with respect to future filings, we submit the following, which is marked to show our proposed changes to the disclosures contained on pages 48 and 69 to 70 of our Form 10-K for Year Ended December 31, 2011 (the “2011 Form 10-K”):

As of December 31, 2011, we had six ground-up development projects in process aggregating approximately 818,020 rentable square feet. We also had eleven projects undergoing conversion into laboratory space through redevelopment aggregating approximately 919,857 rentable square feet.  These projects along with recently delivered projects, certain future projects, and contribution from same properties are expected to contribute significant increases in rental income, net operating income and cash flows. Net operating income is projected to increase significantly quarter to quarter from $101.8 million for the three months ended December 31, 2011, to $111 million to $113 million for the three months ended December 31, 2012~~,~~.  The key assumptions regarding this increase primarily relate~~d~~ to the completion and delivery of current and future development and redevelopment projects, a significant amount of which is pre-leased.  Our projection of net operating income is subject to a number of variables and uncertainties, including those discussed under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Forward-looking statements, and Item 1A. Risk Factors, of this annual report on Form 10-K.  To the extent our full year earnings guidance is updated during the year we will provide additional disclosure supporting reasons for any significant changes to such guidance.

For convenience of reference, we included the following sentence regarding the variables impacting net operating income in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2011 Form 10-K, which we refer to in the revised disclosure above:

Further, we believe net operating income is a key performance indicator and is useful to investors as a performance measure because, when compared across periods, net operating income reflects the impact on operations from trends in occupancy rates, rental rates, and operating costs, providing perspective not immediately apparent from income from continuing operations.

Sources and Uses of Capital

We expect that our principal liquidity needs for the year ended December 31, 2012, will be satisfied by the following multiple sources of capital as shown in the table below (in thousands). For the year ended December 31, 2012, we expect to have significant capital requirements, including amounts shown in the table below.  There can be no assurance that our sources and uses of capital will not be materially higher or lower than these expectations.

The key assumptions behind the sources and uses of capital in the table below are a favorable capital market environment and performance of our core operations in areas such as delivery of current and future development and redevelopment projects and leasing activity and renewals.  Our expected sources and uses of capital are subject to a number of variables and uncertainties, including those discussed under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Forward-looking statements, and Item 1A. Risk Factors, of this annual report on Form 10-K.  We expect to update our forecast of sources and uses of capital on a quarterly basis.

Comment 2

In future filings, please disclose occupancy rates within your Same Properties portfolio for each period presented.

Response to Comment 2

In future filings, we will disclose occupancy rates within our Same Property portfolio for each period presented.  As an illustration of the disclosure approach we expect to take with respect to future filings, we submit the following, which is marked to show our proposed changes to the disclosures contained on page 55 of our 2011 Form 10-K:

As a result of changes within our total property portfolio, the financial data presented in the table on the following page shows significant changes in revenue and expenses from period to period. In order to supplement an evaluation of our results of operations over a given period, we analyze the operating performance for all properties that were fully operating for the entire periods presented (herein referred to as “Same Properties”) separate from properties acquired subsequent to the first period presented, properties undergoing active development and active redevelopment, and corporate entities (legal entities performing general and administrative functions), which are excluded from same property results (herein referred to as “Non-Same Properties”). Additionally, rental revenues from lease termination fees, if any, are excluded from the results of the Same Properties.  For the year ended ~~As of~~ December 31, 2011 and December 31, 2010, our Same Properties consisted of 127 operating properties aggregating approximately 9.5 million rentable square feet~~.~~ with occupancy of 93.7% and 94.5% at the end of each period, respectively.  For the year ended ~~As of~~ December 31, 2010 and December 31, 2009, our Same Properties consisted of 129 operating properties aggregating approximately 9.4 million rentable square feet with occupancy of 94.7% and 95.1% at the end of each period, respectively.

Non-GAAP measures, page 77

Comment 3

Please revise your disclosures regarding adjusted funds from operations and adjusted EBITDA in future filings to include a statement disclosing the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding the company’s financial condition and results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which management uses these non-GAAP financial measures.

Response to Comment 3

In future filings, we will revise our disclosures regarding adjusted funds from operations (“AFFO”) and adjusted EBITDA to include a statement disclosing the reasons why management believes that the presentation of these non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which management uses these non-GAAP financial measures.

For example, our future disclosure will be similar to the following, which is marked to show our proposed changes to the disclosures contained on pages 78 and 79 of our 2011 Form 10-K:

Adjusted funds from operations

Adjusted funds from operations (“AFFO”) is a non-GAAP financial measure ~~we believe is a useful~~ that management uses as a supplemental measure of our performance.  We compute AFFO attributable to Alexandria Real Estate Equities, Inc.’s common stockholders by adding to or deducting from FFO attributable to Alexandria Real Estate Equities, Inc.’s common stockholders (1) ~~recurring and non-recurring~~ capital expenditures required to maintain and re-tenant our properties; (2) second generation tenant improvements and leasing costs on re-tenanted and renewal space (excludes redevelopment expenditures); (3) capitalized income from development projects; (4) gains or losses on early extinguishment of debt; (5) amortization of loan fees, debt premiums/discounts and acquired above and below market leases; (6) effects of deferred rent/straight-line rent and deferred rent/straight-line rent on ground leases; (7) non-cash compensation expense related to restricted stock awards; and (8) other non-cash income or charges, including impairment charges.

We believe that AFFO is a useful supplemental performance measure because it further adjusts FFO to: (i) deduct certain expenditures which, although capitalized and included in depreciation expense, do not enhance the revenue or cash flows of our properties; (ii) eliminate the effect of straight-lining our rental income and capitalizing income from development projects in order to reflect the actual amount of contractual rents due in the period presented; and (iii) eliminate the effect of non-cash items that are not indicative of our core operations and do not actually reduce the amount of cash generated by our operations.  Management believes that adjusting FFO to eliminate the effect of non-cash charges related to stock-based compensation facilitates a comparison of our operations across periods and among other REITs without the variances caused by different valuation methodologies, the volatility of the expense (which depends on market forces outside of management’s control), and the assumptions and the variety of award types that a company can use.  Management believes that adjusting FFO for the gains or losses from early extinguishment of debt and the effects of impairments provides useful information by excluding certain items that are not representative of our core operating results because they are dependent upon historical costs or subject to judgmental valuation inputs and the timing of management decisions.

AFFO is not intended to represent cash flow for the period, and is only intended to provide an additional measure of performance.  We believe that net income attributable to Alexandria Real Estate Equities, Inc.’s common stockholders is the most directly comparable GAAP financial measure to AFFO attributable to Alexandria Real Estate Equities, Inc.’s common stockholders. ~~Other~~ Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs.  However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

Adjusted EBITDA

EBITDA represents earnings before interest, taxes, depreciation, and amortization (“EBITDA”), a non-GAAP financial measure, and is used by management and others as a supplemental measure of ~~operating~~ performance.  Management uses adjusted EBITDA (“Adjusted EBITDA”) to assess the performance of our core operations, for financial and operational decision-making, and as a supplemental or additional means to evaluate period-to-period comparisons on a consistent basis.  Adjusted EBITDA also serves as a proxy for a component of a financial covenant under certain of our debt obligations.  Adjusted EBITDA ~~(“Adjusted EBITDA”)~~ is calculated as EBITDA excluding impairments, gains or losses from sales of real estate, gains or losses on early extinguishment of debt, and net stock compensation expenses. ~~We use EBITDA and Adjusted EBITDA as a supplemental measure of our performance.~~ We believe Adjusted EBITDA provides investors relevant and useful information because it permits investors to view income from our operations on an unleveraged basis before the effects of taxes, non-cash depreciation and amortization, impairments, gains or losses from sales of real estate, gains or losses on early extinguishment of debt, and net stock compensation expenses.  By excluding interest expense, EBITDA and Adjusted EBITDA allow investors to measure our performance independent of our capital structure and indebtedness and, therefore, allow for a more meaningful comparison of our performance to that of other companies, both in the real estate industry and in other industries.  Management believes that excluding non-cash charges related to stock-based compensation facilitates a comparison of our operations across periods and among other REITs without the variances caused by different valuation methodologies, the volatility of the expense (which depends on market forces outside of management’s control), and the assumptions and the variety of award types that a company can use.  Management believes that adjusting for the effects of impairments, gains or losses from sales of real estate and gains or losses from early extinguishment of debt provides useful information by excluding certain items that are not representative of our core operating results.  These items are not related to core operations, dependent upon historical costs and subject to judgmental valuation inputs and the timing of management decisions.  EBITDA and Adjusted EBITDA have limitations as a measure of our performance. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments.  While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do ~~it does~~ not represent net income or cash flow from operations as defined by GAAP, and they ~~it~~ should not be considered as an alternative to those indicators in evaluating performance or liquidity.  Further, our computation of EBITDA and Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Comment 4

Please tell us how you determined it was appropriate to identify certain capital expenditures as non-recurring. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Response to Comment 4

We advise the Staff that the adjusted funds from operations (“AFFO”) measure presented in the Form 10-K did not contain any adjustments for non-recurring items.  In the event that the Company makes an adjustment that it identifies as “non-recurring,” we will comply with Item 10(e)(1)(ii)(B) of Regulation S-K, and we will not identify capital expenditures as non-recurring in future filings if the expenditures are reasonably likely to recur within two years, or there is a similar charge within the prior two years.  In addition, in future filings, we will also revise our introductory language related to the calculation of AFFO to clarify whether or not the measure presented contains adjustments for non-recurring items.

Comment 5

We note your disclosure that unencumbered net operating income as a percentage of total net operating income is a non-GAAP measure useful to investors as an additional measure of your ability to service unsecured obligations. As such, it appears that this measure is presented as a liquidity measure. Please tell us how you determined it was appropriate to reconcile this measure to income from continuing operations and to exclude charges that required cash settlement from this measure.

Response to Comment 5

We view the financial measure of unencumbered net operating income as a percentage of total net operating income to be a non-GAAP performance measure.  We believe that this measure provides additional insight into the Company’s revenue generating asset mix and it provides information about our earnings performance.  It also provides supplemental information about our debt profile and operating performance because it demonstrates the percentage of net operating income generated from properties without any associated encumbrance and serves as a proxy for a financial measure under certain of our debt obligations.

In future filings, we will delete the reference to the service of unsecured obligations to clarify that the presentation of unencumbered net operating income as a percentage of total net operating income is not intended to be a liquidity measurement.  For example, our future disclosure will be similar to the following, which is marked to show our proposed changes to the disclosure contained on page 82 of our 2011 Form 10-K:

Unencumbered net operating income as a percentage of total net operating income

Unencumbered net operating income as a percentage of total net operating income is a non-GAAP financial measure that we believe is useful to investors as ~~an additional measure of our ability to service unsecured obligations, including our unsecured line of credit and unsecured bank term loans.~~ a performance measure of our results of operations of our unencumbered real estate assets, as it reflects only those income and expense items that are incurred at the unencumbered property level.  Management uses unencumbered net operating income as a percentage of total net operating income in order to assess its compliance with its financial covenants under our debt obligations because the measure serves as a proxy for a financial measure under certain of our debt obligations.  Unencumbered net operating income represents net operating income derived from assets which are not subject to any mortgage, deed of trust, lien, or other security interest. See the reconciliation of net operating income to income from continuing operations in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of operations.”

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In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•                               we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                               we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga

Dean A. Shigenaga
Chief Financial Officer

cc:                 Joel S. Marcus, Chief Executive Officer

Kenneth Kohler, Esq., Morrison & Foerster LLP

David Cormack, CPA, Ernst & Young LLP